CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 21, 2020

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Karen Rossotto, Senior Counsel, Division of Investment Management

Ms. Christina Fettig, Senior Staff Accountant, Division of Investment Management

Re:	Aetos Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-237451 and 811-21061), Aetos Distressed Investment Strategies Fund, LLC (File Nos. 333-237450 and 811-21059) and Aetos Long/Short Strategies Fund, LLC (File Nos. 333-237449 and 811-21058)

Dear Ms. Rossotto and Ms. Fettig:

On behalf of our clients, Aetos Multi-Strategy Arbitrage Fund, LLC, Aetos Distressed Investment Strategies Fund, LLC and Aetos Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), set forth below are the responses of the Funds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on May 11, 2020 in connection with the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of the Funds, filed with the SEC on March 27, 2020 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 3, 2020 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. To the extent edits to the Registration Statements filed on March 27, 2020 are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 21, 2020. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statements.

Karen Rossotto

Christina Fettig

May 21, 2020

REGISTRATION STATEMENT

Comment	1. In “Part C – OTHER INFORMATION,” please include the undertaking as set forth in Item 34.1 of Form N-2 that requires a closed-end fund to suspend its offering of shares until it amends its registration statement if the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement.

Response 1. The Funds respectively decline to include the undertaking as we do not believe Item 34.1 was intended to be applicable to the type of offering conducted by the Funds. Generally, the undertaking in Item 34.1 is relevant to a traditional closed-end fund initial public offering in which the fund issues a fixed number of shares at a fixed initial price. Such a fund commences operations upon the initial sale of shares and its net asset value (“NAV”) may begin to vary from the initial offer price. We believe that the undertaking in Item 34.1 was intended to address a situation in which, in the period immediately following the initial sale of shares in which the underwriters may exercise an overallotment option or at other times following the initial sale, a material decline in NAV may occur. In that situation, it makes sense to require the issuer to amend the prospectus to reflect such decline and the discrepancy with the fixed initial offering price.

Such an amendment, and thus the undertaking itself, is wholly irrelevant, however, to a continuously-offered closed-end fund that sells its shares at a price based on the NAV of the fund’s assets. With these offerings, investors are aware that the offering price will vary based on changes in a fund’s NAV and what the relationship of the offering price and NAV is. Further, the adopting release for the Securities Offering Reform for Closed-End Investment Companies published on April 8, 2020 (the “Release”), notes that the undertaking in Item 34.1 is not applicable to funds that file a continuous or delayed shelf offering pursuant to General Instruction A.2 of Form N-2. While the amendments announced in the Release are not effective until August 1, 2020, the forthcoming change supports the notion that it is not applicable to a currently registered closed-end fund that is continuously offered. We also note that the determination to treat the Item 34.1 undertaking as not applicable appears to have been made by multiple other funds that make continuous offerings.1

Comment	2. In the “Risk Factors” section, please update the COVID-19 risk factor based on current events as needed and, if no additional disclosure is warranted, please explain supplementally as to why additional disclosure is not needed.

Response 2. In response to the Staff’s comment, the requested change has been made to the Registration Statements.

* * *

1 See, e.g., Ironwood Multi-Strategy Fund LLC (File Nos. 811-22464; 333-232606) and Blackstone Alternative Alpha Fund (File Nos. 811-22634; 333-231842).

Karen Rossotto

Christina Fettig

May 21, 2020

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180. Thank you.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	Aetos Alternatives Management, LP

Harold Schaaff

Scott Sawyer

Reid Conway

Clifford Chance US LLP

Leonard B. Mackey, Jr.

Matthew A. Press

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